Exhibit 99.1

Marex Group plc Announces Closing of U.S.$500 Million Hybrid Notes

9 June, 2026

LONDON, 9 June, 2026 – Marex Group plc (Nasdaq: MRX) (“Marex”), a diversified global financial services platform, today announced that it has completed its offering (the “Offering”) of U.S.$500 million perpetual subordinated resettable fixed rate notes (the “Notes”).

Marex intends to use the net proceeds from the Offering for general corporate purposes including (without limitation) (i) the funding of the purchase of any or all of Marex’s outstanding U.S.$100,000,000 13.250 per cent. fixed rate reset perpetual subordinated contingent convertible notes pursuant to the tender offer announced by Marex on 1 June 2026 and (ii) the funding of acquisitions.

Ian Lowitt, CEO of Marex, commented:

“We are pleased to have successfully issued $500m of hybrid perpetual securities, which are expected to carry 100% equity credit from S&P post completion of our Bermuda redomiciliation. We achieved significantly lower pricing at 7.7%, compared to our previous AT1 issuance at 13.25%, which demonstrates the meaningful progress we have made over the past four years and the strength of our investment proposition. Our proposed Bermuda domicile enabled us to structure the security in a way that is attractive to investors, which led to strong oversubscription and underscores a further benefit of our redomiciliation. The breadth of participation, from both longstanding and new investors, is a further reflection of confidence in the continued growth of our business.”

Barclays Bank PLC, Goldman Sachs International and Jefferies International Limited are acting as Joint Bookrunners for the Offering.

Important information

The securities described herein and in the related Offering Memorandum have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to or for the account or benefit of U.S. persons, as defined in Regulation S under the Securities Act.

This communication is being distributed to and is directed only at persons in the United Kingdom (the “UK”) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, as amended (the “Order”) and persons falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the UK, this communication must not be acted on or relied on by persons who are not relevant persons. In the UK, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with such persons.

UK MiFIR professionals/ECPs-only/No EEA PRIIPs KID or UK PRIIPs KID/CCI product summary: The manufacturers’ target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). The Notes are not intended to be offered, sold, distributed or otherwise made available and should not be offered, sold, distributed or otherwise made available to retail clients in either the UK or the European Economic Area. Consequently, no key information document (KID) has been prepared under Regulation (EU) No. 1286/2014 and no disclosure document has been prepared under the FCA Product Disclosure Sourcebook.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. No action has been taken that would permit an offering of securities or possession or distribution of this press release or the Offering Memorandum in any jurisdiction where action for that purpose is required. Persons into whose possession this press release or the Offering Memorandum comes are required to inform themselves about and to observe any such restrictions.

Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected closing date of the Offering. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, on market volatility, global macroeconomic conditions and commodity prices; our expected redomiciliation; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation; and other risks discussed under the caption “Risk Factors” in the Offering Memorandum prepared in connection with the Offering.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Enquiries please contact:

Marex:

Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508 | nratchford@marex.com/ astrachan@marex.com

FTI Consulting US / UK

+1 (716) 525-7239 / +44 (0) 7976 870 961 | marex@fticonsulting.com